PRELIMINARY PROSPECTUS   **SUBJECT TO COMPLETION**   **DATED AUGUST 4, 2015**


**1,180,000 Class A Units, Each Consisting of One Share of Common Stock and
0.5 of a Series A Warrant to Purchase One Share of Common Stock
and
2,061,758 Class B Units, Each Consisting of One Pre-funded Series B Warrant to
Purchase One Share of Common Stock and 0.5 of a Series A
Warrant to Purchase One Share of Common Stock
and
885,000 Series C Warrants, Each to Purchase One Class A Unit
and
1,546,319 Series D Warrants, Each to Purchase One Class B Unit**




We are offering up to 1,180,000 Class A Units (the "Class A Units"), each Class A Unit consisting of one share of our common stock and 0.5 of a Series A Warrant (the "Series A Warrants") to purchase one share of our common stock. The Class A Units are being offered at an assumed offering price of $1.82 per Class A Unit, the closing trading price of our common stock on July 30, 2015.

We are also offering to those purchasers whose purchase of Class A Units in this offering would result in their beneficial ownership, together with their affiliates and certain related parties, of more than 9.99% of our outstanding common stock following the consummation of this offering, the opportunity to purchase, in lieu of Class A Units that would result in such ownership of more than 9.99%, up to 2,061,758 Class B Units (the "Class B Units"), with each Class B Unit consisting of one pre-funded Series B Warrant to purchase one share of our common stock (the "Pre-funded Series B Warrants") and 0.5 of a Series A Warrant. The purchase price for each Class B Unit would equal the per unit public offering price for the Class A Units in this offering less the $0.01 per share exercise price of the Pre-funded Series B Warrant included in the Class B Unit.

We are also offering up to 885,000 Series C Warrants (the "Series C Warrants"), each to purchase one additional Class A Unit, and up to 1,546,319 Series D Warrants (the "Series D Warrants", and together with the Series A Warrants, Pre-funded Series B Warrants and Series C Warrants, the "Offering Warrants"), each to purchase one additional Class B Unit. The Series C Warrants are being offered at a price of $0.01 per Series C Warrant. The Series D Warrants are being offered at a price of $0.01 per Series D Warrant.

The Class A Units and Class B Units will not be issued or certificated. Purchasers will receive only shares of common stock, Series A Warrants, Pre-funded Series B Warrants, Series C Warrants and Series D Warrants. The common stock, the Series A Warrants, the Pre-funded Series B Warrants, the Series C Warrants and the Series D Warrants may be transferred separately immediately upon issuance.

Each Series A Warrant will be immediately exercisable at an initial exercise price of $1.82 per share (100% of the public offering price of the Class A Units). The Series A Warrants will expire on the fifth anniversary of the initial date of issuance.

Each Pre-funded Series B Warrant will be immediately exercisable at an inital exercise price of $0.01 per share. The Pre-funded Series B Warrants will expire on the fifth anniversary of the initial date of issuance. Pre-funded Series B Warrants that expire unexercised will have no further value and the holder of such warrant will lose the pre-funded amount.

Each Series C Warrant is exercisable for one additional Class A Unit, each of which consists of one share of our common stock and 0.5 of a Series A Warrant to purchase one share of our common stock. The Series C Warrants are exercisable immediately at an initial exercise price of $1.82 per Class A Unit (100% of the public offering price of the Class A Units), subject to adjustment. Beginning at the close of trading on the 60th trading day following the date of issuance, and effective beginning on the third (3rd) trading day immediately preceding such 60th trading day, the Series C Warrants will be exercisable at a per Class A Unit exercise price equal to the lower of (i) the then-effective exercise price per Class A Unit and (ii) 80% of the closing price of our common stock on such 60th trading day. The Series C Warrants will expire at the close of business at 5:00 p.m. (New York time) on the 65th trading day following the date of issuance.

Each Series D Warrant is exercisable for one additional Class B Unit, each of which consists of one Pre-funded Series B Warrant to purchase one share of our common stock and 0.5 of a Series A Warrant to purchase one share of our common stock. The Series D Warrants are exercisable immediately at an initial exercise price of $1.81 per Class B Unit (100% of the public offering price of the Class B Units), subject to adjustment. Beginning at the close of trading on the 60th trading day following the date of issuance, and effective beginning on the third (3rd) trading day immediately preceding such 60th trading day, the Series D Warrants will be exercisable at a per Class B Unit exercise price equal to the lower of (i) the then-effective exercise price per Class B Unit and (ii) 80% of the closing price of our common stock on such 60th trading day. The Series D Warrants will expire at the close of business at 5:00 p.m. (New York time) on the 65th trading day following the date of issuance.

Our common stock is currently traded on the NASDAQ Capital Market ("NASDAQ") under the symbol "XGTI". The closing price of our shares of common stock on NASDAQ on July 30, 2015 was $1.82 per share. On July 17, 2015, we effected a 1-for-10 reverse stock split of our outstanding common stock.

There is no established trading market for the Offering Warrants, and we do not expect an active trading market to develop. We do not intend to list the Offering Warrants on any securities exchange or other trading market. Without an active trading market, the liquidity of the Offering Warrants will be limited.

We are an "emerging growth company" as the term is used in the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act") and, as such, have elected to comply with certain reduced public company reporting requirements for this and future filings.

Investing in our securities involves a high degree of risk. See "Risk Factors" beginning on page 13 of this prospectus for a discussion that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Class A Unit	Per Class B Unit	Per Series C Warrant	Per Series D Warrant	Total
Public offering price	$	$	$	$	$
Underwriting discounts and commissions(1)	$	$	—	—	$
Proceeds to us, before expenses	$	$	$	$	$

(1)   The underwriter will receive compensation in addition to the underwriting discounts and commissions. We also have agreed to pay the underwriter a cash solicitation fee equal to 7% of the gross proceeds, if any, received by us upon the exercise of the Series C Warrants and Series D Warrants offered hereby under certain circumstances. See "Underwriting."

The underwriter expects to deliver our securities to purchasers in the offering on or about   , 2015.


Roth Capital Partners

The date of this prospectus is   , 2015.


Securities offered by us: . . . .

Up to 1,180,000 Class A Units. Each Class A Unit will consist of one share of our common stock and 0.5 of a Series A Warrant to purchase one share of our common stock. The Series A Warrants (including the Series A Warrants issuable upon the exercise of the Series C Warrants) will be exercisable immediately at an initial exercise price of $1.82 per share (100% of the public offering price of the Class A Units) and will expire on the fifth (5th) anniversary of the initial date of issuance. See "Description of Securities-Series A Warrants" for a discussion of the terms of the Series A Warrants.

We are also offering to those purchasers whose purchase of Class A Units in this offering would result in their beneficial ownership, together with their affiliates and certain related parties, of more than 9.99% of our outstanding common stock following the consummation of this offering, up to 2,061,758 Class B Units, with each Class B Unit consisting of one Pre-funded Series B Warrant to purchase one share of our common stock and 0.5 of a Series A Warrant to purchase one share of our common stock. Each Pre-funded Series B Warrant will have an exercise price of $0.01 per share, will be exercisable upon issuance and will expire five years from the date of issuance. Pre-funded Series B Warrants that expire unexercised will have no further value and the holder of such warrant will lose the pre-funded amount. See "Description of Securities — Pre-funded Series B Warrants" for a discussion of the terms of the Pre-funded Series B Warrants.

In addition, we are offering up to 885,000 Series C Warrants, each to purchase one additional Class A Unit. The Series C Warrants are exercisable immediately at an initial exercise price of $1.82 per Class A Unit (100% of the public offering price of the Class A Units), subject to adjustment. Beginning at the close of trading on the 60th trading day following the date of issuance, and effective beginning on the third (3rd) trading day immediately preceding such 60th trading day, the Series C Warrants will be exercisable at a per Class A Unit exercise price equal to the lower of (i) the then-effective exercise price per Class A Unit and (ii) 80% of the closing price of our common stock on such 60th trading day. The Series C Warrants will expire at the close of business at 5:00 p.m. (New York time) on the 65th trading day following the date of issuance. See "Description of Securities-Series C Warrants" for a discussion of the term of the Series C Warrants.

We are also offering up to 1,546,319 Series D Warrants, each to purchase one additional Class B Unit. The Series D Warrants are exercisable immediately at an initial exercise price of $1.81 per Class B Unit (100% of the public offering price of the Class B Units), subject to adjustment. Beginning at the close of trading on the 60th trading day following the date of issuance, and effective beginning on the third (3rd) trading day immediately preceding such 60th trading day, the Series D Warrants will be exercisable at a per Class B Unit exercise price equal to the lower of (i) the then-effective exercise price

Right as a Stockholder. Except by virtue of a holder's ownership of shares of our common stock, the holders of the Series A Warrants do not have the rights or privileges of holders of our common stock, including any voting rights, until they exercise their Series A Warrants.

Exercisability. The Series A Warrants will be exercisable, at the option of each holder, in whole or in part, by delivering to us a duly executed exercise notice accompanied by payment in full for the number of shares of our common stock purchased upon such exercise (except in the case of a cashless exercise as discussed below). A holder (together with its affiliates) may not exercise any portion of the warrant to the extent that the holder would own more than 4.99% of the outstanding common stock after exercise, except that upon at least 61 days' prior notice from the holder to us, the holder may increase the amount of ownership of outstanding stock after exercising the holder's warrants up to 9.99% of the number of shares of our common stock outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Series A Warrants.

Waivers and Amendments. Subject to certain exceptions, any term of the Series A Warrants may be amended or waived with our written consent and the written consent of the holders of at least 66⅔% of the then-outstanding Series A Warrants.

Pre-funded Series B Warrants

The following summary of certain terms and provisions of the Pre-funded Series B Warrants that are being offered hereby is not complete and is subject to, and qualified in its entirety by the provisions of, the Pre-funded Series B Warrant, the form of which has been filed as an exhibit to the registration statement of which this prospectus is a part. Prospective investors should carefully review the terms and provisions of the form of Pre-funded Series B Warrant for a complete description of the terms and conditions of the Pre-funded Series B Warrants.

Form. The Pre-funded Series B Warrants will be issued as individual warrant agreements to the investors.

Exercisability. The Pre-funded Series B Warrants are exercisable at any time after their original issuance and at any time up to the date that is five years after their original issuance. The Pre-funded Series B Warrants will be exercisable, at the option of each holder, in whole or in part by delivering to us a duly executed exercise notice and by payment in full in immediately available funds for the number of shares of common stock purchased upon such exercise. As an alternative to payment in immediately available funds, if a registration statement covering the shares of common stock issuable upon exercise of the Pre-funded Series B Warrants, or an exemption from registration under the securities laws, is not available for the resale of such shares of common stock, the holder may, in its sole discretion, elect to exercise the Pre-funded Series B Warrants through a cashless exercise, in which case the holder would receive upon such exercise the net number of shares of common stock determined according to the formula set forth in the Pre-funded Series B Warrants. No fractional shares of common stock will be issued in connection with the exercise of the Pre-funded Series B Warrant. In lieu of fractional shares, we will pay the holder an amount in cash equal to the fractional amount multiplied by the exercise price. Pre-funded Series B Warrants that expire unexercised will have no further value and the holder of such warrant will lose the pre-funded amount.

Exercise Limitations. A holder will not have the right to exercise any portion of the Pre-funded Series B Warrants if the holder (together with its affiliates) would beneficially own in excess of 4.99% of the number of shares of our common stock outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Pre-funded Series B Warrants. However, any holder may increase or decrease such percentage to any other percentage upon at least 61 days' prior notice from the holder to us. In addition, notwithstanding any election made by a holder, under the Pre-funded Series B Warrants we may not effect the exercise of, and a holder is not entitled to exercise, any portion of the Pre-funded Series B Warrants, to the extent that such exercise would result in the holder thereof (and its affiliates) beneficially owning more than 9.99% of the number of shares of our common stock outstanding or the combined voting power of our securities outstanding immediately after giving effect to the issuance of shares of common stock issuable upon exercise of the Pre-funded Series B Warrants.

Exercise Price.   The exercise price per whole share of our common stock purchasable upon the exercise of the Pre-funded Series B Warrants is $0.01 per share of common stock. The exercise price of the Pre-funded Series B Warrants is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our common stock and also upon any distributions of assets, including cash, stock or other property to our stockholders.

Transferability.   Subject to applicable laws, the Pre-funded Series B Warrants may be offered for sale, sold, transferred or assigned without our consent.

Exchange Listing.   There is no established public trading market for the Pre-funded Series B Warrants, and we do not expect an active trading market to develop. We do not intend to list the Pre-funded Series B Warrants on any securities exchange or other trading market. Without an active trading market, the liquidity of the Pre-funded Series B Warrants will be limited.

Fundamental Transactions.   In the event of a fundamental transaction, as described in the Pre-funded Series B Warrants and generally including any reorganization, recapitalization or reclassification of our common stock, the sale, transfer or other disposition of all or substantially all of our properties or assets, our consolidation or merger with or into another person, the acquisition of more than 50% of our outstanding common stock, or any person or group becoming the beneficial owner of 50% of the voting power represented by our outstanding common stock, the holders of the Pre-funded Series B Warrants will be entitled to receive upon exercise of the Pre-funded Series B Warrants the kind and amount of securities, cash or other property that the holders would have received had they exercised the Pre-funded Series B Warrants immediately prior to such fundamental transaction.

Rights as a Stockholder.   Except by virtue of such holder's ownership of shares of our common stock, the holder of a Pre-funded Series B Warrant does not have the rights or privileges of a holder of our common stock, including any voting rights, until the holder exercises the Pre-funded Series B Warrant.

Series C Warrants

The following summary of certain terms and provisions of the Series C Warrants that are being offered hereby is not complete and is subject to, and qualified in its entirety by the provisions of, the Series C Warrant, the form of which has been filed as an exhibit to the registration statement of which this prospectus is a part. Prospective investors should carefully review the terms and provisions of the Series C Warrant for a complete description of the terms and conditions of the Series C Warrants.

Duration and Exercise Price.   The Series C Warrants offered hereby entitle the holders thereof to purchase up to an aggregate of   additional Class A Units. The Series C Warrants are exercisable immediately at an initial exercise price of $ per Class A Unit, subject to adjustment. Beginning at the close of trading on the 60th trading day following the date of issuance, and effective beginning on the third trading day immediately preceding such 60th trading day, the Series C Warrants will be exercisable at an exercise price per Class A Unit equal to the lower of (i) the then-effective exercise price per Class A Unit and (ii) 80% of the closing price of our common stock on such 60th trading day. If a holder of Series C Warrants exercises such warrants between the third Trading Day immediately preceding such 60th Trading Day and the 60th Trading Day in accordance with (i) above and subsequently the Exercise Price is adjusted as determined in accordance with (ii) above, the Company will reimburse the Holder for the difference, within five (5) Trading Days following the 60th Trading Day. The Series C Warrants will expire at the close of business at 5:00 p.m. (New York time) on the 65th trading day following the date of issuance.

Although being offered simultaneously in this offering, the Series C Warrants will be issued separately from the common stock and the Series A Warrants included in the Class A Units, the Pre-funded Series B Warrants and Series A Warrants included in the Class B Units, and the Series D Warrants, and may be transferred separately immediately thereafter. Series C Warrants will be issued in certificated form only. No additional consideration will be payable by investors for the Series C Warrants.

Exercisability.   The Series C Warrants will be exercisable, at the option of each holder, in whole or in part, by delivering to us a duly executed exercise notice that is accompanied by payment in full for the number of Class A Units purchased upon such exercise (except in the case of a cashless exercise as discussed below). With certain limited exceptions involving the exercise of Series C Warrants in connection with a fundamental transaction in which our company is acquired by a third party, a holder (together with its affiliates) may not exercise any portion of the Series C Warrants to the extent that, after giving effect to the shares of common stock issuable upon exercise of the Series C Warrants and the shares of common stock issuable upon exercise of the Series A Warrants underlying such Series C Warrants, the holder would own more than 9.99% of the outstanding common stock after exercise, as such percentage ownership is determined in accordance with the terms of the warrants.

Transferability.   The Series C Warrants may be transferred at the option of the Series C Warrant holder upon surrender of the Series C Warrants with the appropriate instruments of transfer.

Exchange Listing.   We do not plan on making an application to list the Series C Warrants on any national securities exchange or other nationally recognized trading system.

Fundamental Transactions.   In the event of any fundamental transaction, as described in the Series C Warrants and generally including any merger with another entity, the sale, transfer or other disposition of all or substantially all of our assets to another entity, or the acquisition by a person of more than 50% of our common stock, then the holders of the Series C Warrants will thereafter have the right to receive upon exercise of the Series C Warrants such shares of stock, securities or assets as would have been issuable or payable with respect to or in exchange for a number of shares of our common stock equal to the number of shares of our common stock issuable upon exercise of the Series C Warrants immediately prior to the fundamental transaction, had the fundamental transaction not taken place, and appropriate provision will be made so that the provisions of the Series C Warrants (including, for example, provisions relating to the adjustment of the exercise price) will thereafter be applicable, as nearly equivalent as may be practicable in relation to any share of stock, securities or assets deliverable upon the exercise of the Series C Warrants after the fundamental transaction.

Rights as a Stockholder.   Except by virtue of a holder's ownership of shares of our common stock, the holders of the Series C Warrants do not have the rights or privileges of holders of our common stock, including any voting rights, until they exercise their Series C Warrants.

Waivers and Amendments.   Subject to certain exceptions, any term of the Series C Warrants may be amended or waived with our written consent and the written consent of the holders of at least 66⅔% of the then-outstanding Series C Warrants.

Series D Warrants

The following summary of certain terms and provisions of the Series D Warrants that are being offered hereby is not complete and is subject to, and qualified in its entirety by the provisions of, the Series D Warrant, the form of which has been filed as an exhibit to the registration statement of which this prospectus is a part. Prospective investors should carefully review the terms and provisions of the Series D Warrant for a complete description of the terms and conditions of the Series D Warrants.

Duration and Exercise Price.   The Series D Warrants offered hereby entitle the holders thereof to purchase up to an aggregate of   additional Class B Units. The Series D Warrants are exercisable immediately at an initial exercise price of $ per Class B Unit, subject to adjustment. Beginning at the close of trading on the 60th trading day following the date of issuance, and effective beginning on the third trading day immediately preceding such 60th trading day, the Series D Warrants will be exercisable at an exercise price per Class B Unit equal to the lower of (i) the then-effective exercise price per Class B Unit and (ii) 80% of the closing price of our common stock on such 60th trading day. If a holder of Series D Warrants exercises such warrants between the third Trading Day immediately preceding such 60th Trading Day and the 60th Trading Day in accordance with (i) above and subsequently the Exercise Price is adjusted as determined in accordance with (ii) above, the Company will reimburse the Holder for the difference, within five (5) Trading Days following the 60th Trading Day. The Series D Warrants will expire at the close of business at 5:00 p.m. (New York time) on the 65th trading day following the date of issuance.

Although being offered simultaneously in this offering, the Series D Warrants will be issued separately from the common stock and the Series A Warrants included in the Class A Units, the Pre-funded Series B Warrants and the Series A Warrants included in the Class B Units, and the Series C Warrants, and may be

UNDERWRITING

Roth Capital Partners, LLC is acting as book-running manager of the offering and as representative of the underwriter (the "Representative"). We have entered into an underwriting agreement, dated   , 2015, with the Representative. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriter, at the public offering price per Class A Unit, Class B Unit, Series C Warrant and Series D Warrant less the underwriting discounts and commissions (where applicable) set forth on the cover page of this prospectus, the number of Class A Units, Class B Units, Series C Warrants and Series D Warrants listed next to its name in the following table:

Underwriter	Number of Class A Units	Number of Class B Units	Number of Series C Warrants	Number of Series D Warrants
Roth Capital Partners, LLC	____	____	____	____
Total	====	====	====	====

The underwriter is committed to purchase all the Class A Units, Class B Units, Series C Warrants and Series D Warrants offered by us if any of the Class A Units, Class B Units, Series C Warrants and Series D Warrants are purchased. The obligations of the underwriter may be terminated upon the occurrence of certain events specified in the underwriting agreement. Furthermore, pursuant to the underwriting agreement, the underwriter's obligations are subject to customary conditions, representations and warranties contained in the underwriting agreement, such as receipt by the underwriter of officers' certificates and legal opinions and no material adverse change to our business.

We have agreed to indemnify the underwriter against specified liabilities, including liabilities under the Securities Act of 1933, as amended, and to contribute to payments the underwriter may be required to make in respect thereof.

The underwriter is simultaneously offering the Class A Units, Class B Units, Series C Warrants and Series D Warrants, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by its counsel and other conditions specified in the underwriting agreement. The underwriter reserves the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Discounts and Commissions. The following table shows the public offering prices of the Class A Units, Class B Units, Series C Warrants and Series D Warrants, the underwriting discounts and commissions (where applicable) and the proceeds to us, before expenses.

	Per Class A Unit	Per Class B Unit	Per Series C Warrant	Per Series D Warrant	Total
Public offering price	$	$	$0.01	$0.01	$
Underwriting discounts and commissions . .	$	$	—	—	$
Proceeds to us, before expenses	$	$	$	$	$

We have agreed to reimburse the Representative for certain of its out-of-pocket expenses in an aggregate amount not to exceed $150,000. The underwriting agreement, however, provides that in the event this offering is terminated, the Representative will only be entitled to the reimbursement of out-of-pocket expenses actually incurred in accordance with FINRA Rule 5110(f)(2)(D).

The underwriter proposes to offer the Class A Units, Class B Units, Series C Warrants and Series D Warrants offered by us to the public at the public offering prices set forth on the cover of this prospectus. In addition, the underwriter may offer some of the Class A Units, Class B Units, Series C Warrants or Series D Warrants to other securities dealers at such prices less a concession of $ per Class A Unit, $ per Class B Unit, $ per Series C Warrant and $ per Series D Warrant. If all of the Class A Units, Class B Units, Series C Warrants and Series D Warrants offered by us are not sold at the public offering price per Class A Unit, per Class B Unit, per Series C Warrant and per Series D Warrant, respectively, the underwriter may change the applicable public offering price and other selling terms by means of a supplement to this prospectus.

We estimate that the total expenses of the offering payable by us, excluding underwriting discounts and commissions, will be approximately $.

We also have engaged the Representative to act as our exclusive agent for the solicitation of exercises of the Series C Warrants and Series D Warrants. In such capacity, the Representative will contact record and beneficial owners of the Series C Warrants and Series D Warrants, solicit such holders to exercise their Series C Warrants and Series D Warrants, assist such holders in effecting the exercise of their Series C Warrants and Series D Warrants and respond to appropriate questions and requests for assistance from such holders. We have agreed to pay the Representative a cash solicitation fee of 7% of the exercise price of the Series C Warrants and Series D Warrants exercised as a result of their solicitation services. As required by FINRA Rule 5110(f)(2)(K), no solicitation fee will be payable to the Representative with respect to the exercise of a Series C Warrant or Series D Warrant if:

- the market price of the underlying Class A Unit or Class B Unit, as applicable, is lower than the exercise price of the Series C Warrant or Series D Warrant at the time of exercise;

- the Series C Warrant or Series D Warrant is held in a discretionary account of the Representative at the time of exercise, unless prior specific written approval for the exercise is received from the holder;

- the arrangement to pay the solicitation fee is not disclosed in any prospectus provided to the holder of the Series C Warrant or Series D Warrant at the time of exercise;

- the Series C Warrant or Series D Warrant is exercised in an unsolicited transaction; or

- the holder of the Series C Warrant or Series D Warrant has not confirmed in writing that exercise was solicited by the Representative.

The maximum total cash underwriter's fee and cash solicitation fee payable to the Represenative will not exceed a maximum of $, assuming the offering of   Class A Units at a public offering price of $ per Class A Unit,   Class B Units at a public offering price of $ per Class B Unit and assuming the full exercise of the Series C Warrants and the Series D Warrants. In the event that not all of the Series C Warrants or Series D Warrants are exercised, the exercise price of the Series C Warrants is less than the public offering price per Class A Unit set forth on the cover page of this prospectus or the exercise price of the Series D Warrants is less than the public offering price per Class B Unit set forth on the cover page of this prospectus, the total cash underwriter's fee and solicitation fee payable to the Representative would be reduced. The underwriters will not receive a discount or commission on the initial public sale of the Series C Warrants or Series D Warrants in this offering.

Electronic Offer, Sale and Distribution of Class A Units, Class B Units, Series C Warrants and Series D Warrants.   A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriter or selling group members, if any, participating in this offering and the underwriter participating in this offering may distribute prospectuses electronically. The Representative may agree to allocate a number of shares to the underwriter and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriter and selling group members that will make internet distributions on the same basis as other allocations. Other than the prospectus in electronic format, the information on these websites is not part of, nor incorporated by reference into, this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or the underwriter in its capacity as underwriter, and should not be relied upon by investors.

Stabilization.   In connection with this offering, the underwriter may engage in stabilizing transactions, syndicate-covering transactions, penalty bids and purchases to cover positions created by short sales in accordance with Regulation M under the Exchange Act.

- Stabilizing transactions permit bids to purchase shares so long as the stabilizing bids do not exceed a specified maximum, and are engaged in for the purpose of preventing or retarding a decline in the market price of the shares while the offering is in progress.